Exhibit 99.1

GERDAU S.A. and controlled companies 1Q10 Quarterly Results 05/06/10

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. Beginning its growth trajectory over a century ago, today Gerdau is one of the main consolidators of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and special long steel and flat steel based primarily on the electric-arc furnace and mini-mill production process, and its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stocks are traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges and has a base of more than 140,000 shareholders.

Highlights in the First Quarter of 2010

	1st quarter	1st quarter	Variation	4th quarter	Variation
Selected Information	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,360	2,549	71%	3,836	14%
Rolled steel	3,592	2,446	47%	3,180	13%
Sales (1,000 tonnes)	4,053	3,061	32%	3,670	10%
Net Revenue (R$ million)	7,108	6,968	2%	6,363	12%
EBITDA (R$ million)	1,401	599	134%	1,246	12%
Net Income (R$ million)	573	35	1537%	643	-11%
Gross Margin	20%	11%		20%
EBITDA Margin	20%	9%		20%
Net Margin	8%	1%		10%
Shareholders’ Equity (R$ million)	22,654	24,513		22,005
Total Assets (R$ million)	45,636	56,104		44,583
Net Income / Shareholders’ Equity (1)	7%	16%		5%
Gross Debt / Total Net Capitalization	39%	48%		40%
Gross Debt / EBITDA (2)	3.2x	2,6x		3,8x
Net Debt / EBITDA (2)	2.2x	1,9x		2,5x

(1)  Net Income in the last 12 months / Shareholders’ Equity at end of period

(2) EBITDA in the last 12 months

Performance in the First Quarter of 2010

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and ratified by CVM Instruction 457 of July 13, 2007.

Business Operations

The information in this report is presented in accordance with the Company’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel;

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil;

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, United States and India.

Production

Crude Steel

•      In consolidated terms, crude steel production was 4.4 million tonnes in 1Q10, up 71% from the same period last year. The Company increased production in line with the recovery observed in its various business operations. The Brazil BO was the highlight in this comparison period, with production growth of 91%. This was due to the resumption of operations of Blast Furnace 1 at the Ouro Branco unit in Minas Gerais as of July 2009, which has annual production capacity of 3 million tonnes and focuses on the production of semi-finished products for the export market. The North America BO also increased its crude steel production by 52%, basically due to the adjustment of its inventory level to the recovery in demand that has begun in the region. At the Specialty Steel BO, government programs targeting the automotive industry supported an increase of 148% in crude steel production, led by the Brazil and U.S. units, and with the start of a recovery in Spain. In the Latin America BO, the growth of only 2% in crude steel production reflects the production stoppage at the melt shop in Colina, Chile in 1Q10, which was affected by the earthquake. After meticulous analyses and the required repairs, production resumed in April.

•      Consolidated production of crude steel grew by 14% in 1Q10 in relation to 4Q09, led by the North America BO, which increased production by 37%, basically reflecting the adjustment of inventory levels at this operation to the recovery in demand begun in the region and the seasonality in the comparison period.

Rolled Products

•      Consolidated production of rolled products was 3.6 million tonnes in 1Q10, up 47% from the same period last year. The highlight in the period was the Specialty Steel BO, which more than doubled its production to 706,000 tonnes. The Brazil and North America BOs also posted recoveries in the period, with increases of 53% and 30%, respectively.

•      Consolidated rolled products production increased 13% from 4Q09, led by the North America BO, which expanded production by 36% in 1Q10, in line with the growth in crude steel output.

Production	1st quarter	1st quarter	Variation	4th quarter	Variation
(1,000 tonnes)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Crude Steel (slabs, blooms and billets)
Brazil	1,680	879	91%	1,660	1%
North America	1,588	1,044	52%	1,156	37%
Latin America	321	315	2%	355	-10%
Specialty Steel	771	311	148%	665	16%
Total	4,360	2,549	71%	3,836	14%

Rolled steel
Brazil	1,034	678	53%	1,063	-3%
North America	1,425	1,094	30%	1,051	36%
Latin America	427	344	24%	438	-3%
Specialty Steel	706	330	114%	628	12%
Total	3,592	2,446	47%	3,180	13%

Note: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Output (in thousands of tonnes)	Rolled Products Production (in thousands of tonnes)

Sales

•      Consolidated sales totaled 4.1 million tonnes in 1Q10, 32% higher than in 1Q09, a period that was severely affected by the global crisis. The Brazil BO contributed the most to this recovery, with sales growth of 40%, driven primarily by domestic market demand. The construction industry was an important driver of Gerdau’s sales in Brazil, followed by the recent recovery in the industrial sector. Ready-to-use product sales, such as fabricated rebar for construction, played an important role in this recovery. The North America BO, which posted sales growth of 25%, benefitted from an improvement in demand, but which was not yet associated with the government infrastructure packages. The Specialty Steel BO recorded sales growth of 59%, reflecting the series of records for vehicle production in Brazil and the recovery in the U.S. automotive industry. The Latin America BO, where sales volume was affected by the crisis to a lesser extent, posted sales growth of 12% in the period, led by the Peru, Chile and Argentina units. Despite the earthquake in Chile, Gerdau is prepared to meet demand from those clients with the inventories available at the unit and with products supplied by the Company’s other units.

•      In relation to 4Q09, consolidated sales grew by 10%. At the Brazil BO, sales grew 8%, basically reflecting the stronger exports of semi-finished products from the Ouro Branco unit and the recovery in sales to the domestic market. Exports of finished products were lower, in line with

Gerdau’s strategy to prioritize the domestic market. The North America BO posted growth of 12% in sales, which were weaker in the previous quarter due to the period’s seasonality. The Specialty Steel BO posted sales growth of 12%, led by the North America units, which benefitted from the recovery in the automotive industry and the diversification of sales to other sectors, especially the energy sector. The Latin America BO recorded sales growth of 13%, led by the Mexico, Colombia and Peru units.

Consolidated Sales (1)	1st quarter	1st quarter	Variation	4th quarter	Variation
(1,000 tonnes)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Brazil	1,528	1,095	40%	1,413	8%
Domestic Market	1,150	721	60%	1,091	5%
Exports	378	374	1%	322	17%
North America	1,345	1,080	25%	1,206	12%
Latin America	546	487	12%	483	13%
Specialty steels	634	399	59%	568	12%
Total	4,053	3,061	32%	3,670	10%

(1) - Excludes shipments to subsidiaries

Note: the information above does not include data from shared controlled companies and joint ventures.

Consolidated Sales(1)

(in thousands of tonnes)

(1) - Excludes sales to subsidiaries.

Results

Net Revenue

•      Consolidated net revenue in 1Q10 was R$ 7.1 billion, slightly higher than in 1Q09. The 32% increase in sales volume was partially offset by the reduction of 23% in net revenue per tonne, which in turn was due to the appreciation of 22% in the Brazilian real against the U.S. dollar in the period and changes in the product sales mix. The Brazil BO recorded net revenue of R$ 2.9 billion, 21% higher than in 1Q09. The 40% growth in sales volume was partially offset by the 13% drop in net revenue per tonne sold. At the North America BO, net revenue was R$ 2.0 billion in 1Q10, down 17% from 1Q09, reflecting the appreciation in the Brazilian real against the U.S. dollar of 22% in the period and the decrease of 12% in net revenue in U.S. dollar per tonne sold. This effect was partially offset by the higher sales volume. The Latin America BO posted a reduction of 12% in net revenue in 1Q10 from 1Q09. The 21% drop in net revenue per tonne sold was partially offset by the growth of 12% in sales volume in the quarter. The Specialty Steel BO recorded an increase of 11% in net revenue in the comparison period due to the higher sales volume.

•      In relation to 4Q09, the 12% growth in consolidated net revenue was basically due to the increase of 21% recorded by the North America BO, which posted net revenue per tonne sold 8% higher in Brazilian real terms, and to the 12% growth in sales volume in the period.

Net Revenue	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Brazil	2,871	2,366	21%	2,777	3%
Domestic Market	2,518	1,969	28%	2,459	2%
Exports	353	397	-11%	318	11%
North America	1,999	2,398	-17%	1,653	21%
Latin America	803	912	-12%	650	24%
Specialty Steel	1,435	1,292	11%	1,283	12%
Total	7,108	6,968	2%	6,363	12%

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold and Gross Margin

•      On a consolidated basis, cost of goods sold in 1Q10 decreased by 8% from 1Q09, despite the net revenue growth of 2% in the period, reflecting the efforts made to reduce costs over the course of 2009. As a result, gross margin increased from 11% in 1Q09 to 20% in 1Q10. At the Brazil BO, higher raw material costs and the lower net revenue per tonne sold led to a gross margin reduction from 30% in 1Q09 to 28% in 1Q10. The North America BO posted an increase in gross margin from 4% in 1Q09 to 10% in 1Q10, due to the higher sales volume and the subsequent higher dilution of fixed costs. At the Latin America BO, gross margin improved from negative 6% in 1Q09 to 14% in 1Q10, due to efforts to reduce costs in 2009 and the higher sales volume. At the Specialty Steel BO, gross margin rose from negative 2% in 1Q09 to 21% in 1Q10, primarily due to the higher dilution of fixed costs and the strong growth in sales volume.

•      In relation to 4Q09, consolidated gross margin remained stable at 20%. The Brazil BO posted a reduction in gross margin, which was impacted by higher raw material costs and the change in the sales mix, with higher exports of semi-finished products from the Ouro Branco unit. This reduction was fully offset by the better margins in the other business operations.

Selling, General and Administrative Expenses

•      Selling, general and administrative expenses decreased by 16% in relation to 1Q09 and as a percentage of net revenue these expenses decreased from 9% to 7%.

EBITDA

•      Consolidated EBITDA (earnings before interest, tax, depreciation and amortization), also known as operating cash flow, was R$ 1.4 billion in 1Q10, more than doubling in relation to 1Q09, reflecting the higher sales volume and lower costs and expenses in the period as well as the better results from shared-control companies and joint ventures. EBITDA margin in the period was 20%, versus 9% in 1Q09.

Consolidated EBITDA Breakdown	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Net Income	573	35	1537%	643	-11%
Net Financial Result	247	178	39%	131	89%
Provision for Income Tax and Social Contribution	122	(88)	—	45	171%
Depreciation and Amortization	459	474	-3%	427	7%
EBITDA	1,401	599	134%	1,246	12%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA	1st quarter	1st quarter	4th quarter
(R$ million)	2010	2009	2009
EBITDA (1)	1,401	599	1,246
Depreciation and Amortization (non cash)	(459)	(474)	(427)
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES (2)	942	125	819

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statements

•      In 1Q10, the Brazil BO accounted for 57% of the consolidated EBITDA in the period, or R$ 796 million, up 22% from 1Q09. The North America BO recorded EBITDA of R$ 207 million in 1Q10 (15% of consolidated EBITDA), more than double the figure recorded in 1Q09, which was driven by the higher sales volume and lower costs and expenses in this business operation. The Latin America BO recorded EBITDA of R$ 108 million in 1Q10 (8% of consolidated EBITDA), versus the EBITDA loss of R$ 139 million in 1Q09, also reflecting higher sales volume and lower costs and expenses. The Specialty Steel BO posted EBITDA of R$ 290 million in 1Q10 (21% of consolidated EBITDA), compared with the EBITDA loss of R$ 3 million in 1Q09, due to the higher sales volume and lower costs and expenses.

EBITDA (R$ million)	EBITDA Margin (%)

•      In relation to 4Q09, consolidated EBITDA increased by 12%, led by the stronger EBITDA recorded at the North America and Latin America BOs. EBITDA margin remained stable at 20%.

EBITDA by Business Operation	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Brazil	796	653	22%	833	-4%
North America	207	88	135%	120	73%
Latin America	108	(139)	—	29	272%
Specialty Steel	290	(3)	—	264	10%
Total	1,401	599	134%	1,246	12%

EBITDA by Business Operation	1st quarter of 2010
(R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	337	43	56	137	573
Net Financial Result	188	61	(2)	—	247
Provision for Income Tax and Social Contribution	48	(7)	21	60	122
Depreciation and Amortization	223	110	33	93	459
EBITDA	796	207	108	290	1,401

Equity Income

•      Companies in which Gerdau has shared control or joint ventures are not consolidated and their results are evaluated based on the equity method.

•      Considering the respective equity interests, these companies sold 277,000 tonnes of steel products in the first quarter, for growth of 47% from 1Q09, and generated net sales revenue of R$ 359 million.

•      Based on these companies’ results, equity income was a gain of R$ 15 million in 1Q10, versus a loss of R$ 65 million in 1Q09.

Financial Result

•      In 1Q10, the consolidated financial result (financial income less financial expenses, foreign exchange variation and gains/losses from hedge operations) was a net financial expense of R$ 247 million, compared with a net financial expense of R$ 178 million in 1Q09. This reduction is mainly due to the depreciation of 2.3% in the Brazilian real against the U.S. dollar in the quarter (negative impact of R$ 71 million), compared with the appreciation of 0.9% in 1Q09 (positive impact of R$ 149 million), which impacted a portion of the loans denominated in foreign currency contracted by the companies in Brazil.  This effect was partially offset by the lower financial expenses in the period resulting from the lower balance of debt in 2009.

•      Note that of the total foreign-currency debt of US$ 3.0 billion contracted by companies in Brazil as of March 31, 2010, US$ 1.5 billion is related to the acquisitions of companies abroad, for which foreign exchange variation is recorded directly under shareholders’ equity, in accordance with IFRS accounting policies. For the remaining US$ 1.5 billion, the foreign exchange gains or losses are recorded on the income statement.

Net Income

•      Consolidated net income in 1Q10 was R$ 573 million, versus R$ 35 million in 1Q09.

Net Income	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2010	2009	1Q10/1Q09	2009	1Q10/4Q09
Brazil	337	472	-29%	459	-27%
North America	43	(78)	—	(42)	—
Latin America	56	(232)	—	112	-50%
Specialty Steel	137	(127)	—	114	20%
Net Income	573	35	1537%	643	-11%

•      At the Brazil BO, net income was R$ 337 million in 1Q10, 29% lower than in 1Q09. The result was basically due to the foreign exchange loss of R$ 76 million in 1Q10, compared with the exchange gain of R$ 160 million in 1Q09. The other business operations posted positive results in 1Q10, reversing the net losses posted in 1Q09.

•      In relation to 4Q09, net income from the Brazil BO decreased 27%, primarily due to the effects from foreign exchange variation, which registered an exchange loss of R$ 76 million in 1Q10 and an exchange gain of R$ 57 million in 4Q09. At the Latin America BO, the net income of R$ 56 million registered in the first quarter of 2010 was lower than in the previous quarter, due to the recognition of tax credits that will be offset by future earnings.

Dividends

•                  Metalúrgica Gerdau S.A. and Gerdau S.A., based on the result of the first quarter of 2010, approved the payment of dividends in the form of interest on equity as a minimum mandatory dividend anticipation, regarding to 2010 fiscal year, as follow:

•                  Metalúrgica Gerdau S.A.

•                  R$ 65 million (R$ 0.16/share)

•                  Payment on May 27th, 2010

•                  Of record on May 17th, 2010 (Ex-dividend on May 18th, 2010)

•                  Gerdau S.A.

•                  R$ 170 million (R$ 0.12/share)

•                  Payment on May 27th, 2010

•                  Of record on May 17th, 2010 (Ex-dividend on May 18th, 2010)

Cash Conversion Cycle and Working Capital

•                  The cash conversion cycle (working capital divided by daily net revenue related to quarter) felt to 93 days, presenting 30 days reduction if compared to March 2009. Comparing to December 2009, the cash conversion cycle was practically the same, with proportional increase in the net revenue and the working capital (accounts receivable from clients, plus inventories, less suppliers) even though it has increased by R$ 747 million. This additional value is due to higher activities level, that result in a raise in the working capital to R$ 7.4 billion in March 2010.

Cash Conversion Cycle and Working Capital

Investments

•                  In the first quarter of 2010, investments in fixed assets totaled R$ 233 million. Of this total, 61% was allocated to units in Brazil and the remaining 39% to units located abroad.

•                  The capital expenditure plan for the period from 2010 to 2014 is estimated at R$ 9.5 billion, as mentioned previously, formed by investments in strategic actions (see table below) and maintenance.

Main Investments Approved	Location	R$ million	Additional Capacity (‘000 tonnes)	Start up
Steel
Flat steel (heavy plate) rolling mill at Ouro Branco-MG	Brazil	1,750	1,000	2012
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	100	160	2011
Substitution of electric arc furnace in the melt shop and new dedusting system	Peru	67	—	2010
Specialty steel and rebar rolling mill, sintering and power geration(1)	India	88	300	2011
Other Investments
Expansion of mining capacity to 6.6 million	Brazil	352	—	2012
Fab shops and ready-to-use products	Brazil	134	—	2011
Caçu and Barra de Coqueiros HPP(2)	Brazil	57	—	2010
Port facility (to ship coal and coke)	Colombia	27	—	2011
Gerdau Template (integrated management system)	Global	179	—	2012

(1) The capacity won’t be considered in the consolidated basis, for being a Joint Venture.

(2) Hydroeletric Power Plants - Total investment of R$ 632 million (already made R$ 575 million).

•                  The following investments are still under analysis:

•                  installation of a rod rolling mill at the Brazil BO;

•                  expansion of rolling capacity and inspection at the Specialty Steel BO in Brazil;

•                  expansion of capacity and quality products improvement at the Specialty Steel BO in U.S. ;

•                  Additional expansion of fabricated rebars and ready-to-use products facilities.

Financial Liabilities

•                  Gross debt (loans and financings plus debentures) stood at R$ 14.6 billion on March 31, 2010, of which 9% was short-term (R$ 1.3 billion) and 91% was long-term (R$ 13.3 billion), with average maturity of 7 years.

•                  On March 31, 2010, the composition of gross debt was 21% in Brazilian real, 36% in foreign currency contracted by companies in Brazil and 43% in a variety of currencies contracted by subsidiaries abroad.

•                  Cash, cash equivalents and investments totaled R$ 4.5 billion on March 31, of which 37% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

Gross Debt (R$ billion)

•                  Net debt (loans and financings, plus debentures and less cash, cash equivalents and investments) stood at R$ 10.1 billion on March 31, 2010, corresponding to 2.2 times EBITDA in the last 12 months.

Indebtedness
(R$ million)	March 31, 2010	Dec. 31, 2009
Short-term	1,352	1,357
Local currency (Brazil)	800	843
Foreign currency (Brazil)	245	197
Companies abroad	307	317
Long-term	13,279	13,164
Local currency (Brazil)	2,229	2,002
Foreign currency (Brazil)	5,071	5,268
Companies abroad	5,979	5,894
Gross debt	14,631	14,521
Cash, cash equivalents and financial investments	4,505	4,819
Net debt	10,126	9,702

•                  On March 31, 2010, the weighted average nominal cost of gross debt was 8% for the amount denominated in Brazilian real, 7% plus foreign-exchange variation for the amount denominated in USD contracted by companies in Brazil and 4% for the amount contracted by the subsidiaries abroad.

•                  Gerdau’s main debt indicators at the close of March showed improvement, given the stability in the debt position and the growth in operating cash flow in the last 12 months (EBITDA). The gross debt/EBITDA ratio fell from 3.8 times on December 31, 2009 to 3.2 times on March 31, 2010, while the net debt/EBITDA decreased from 2.5 times to 2.2 times on the same dates.

Indicators	March 31, 2010	Dec. 31, 2009
Gross debt / Total capitalization (1)	39.2%	39.8%
Gross debt / EBITDA (2)	3.2x	3.8x
Net debt / EBITDA (2)	2.2x	2.5x

(1) — Total capitalization = Shareholders’ equity + Gross debt

(2) - Last 12 months

•                  On March 31, the debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
2nd quarter 2010	515
3rd quarter 2010	347
4th quarter 2010	303
1st quarter 2011	187
Total	1,352

Long-term	R$million
2011	659
2012	2,726
2013	2,689
2014	415
2015 and after	6,790
Total	13,279

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	03/31/2010	12/31/2009
CURRENT ASSETS
Cash and cash equivalents	1,843,702	2,091,944
Short-term investments
Held for Trading	2,306,535	2,619,418
Available for sale	308,222	58,296
Trade accounts receivable	3,338,737	2,585,709
Inventories	6,220,345	5,751,593
Tax credits	656,014	788,564
Prepaid expenses	80,346	66,761
Unrealized gains on derivatives	5,194	5,737
Other current assets	240,230	196,664
	14,999,325	14,164,686

NON-CURRENT ASSETS
Long-term investments	46,299	49,690
Tax credits	497,063	484,434
Deferred income taxes	1,447,949	1,347,036
Unrealized gains on derivatives	19,172	14,297
Prepaid expenses	100,547	99,097
Judicial deposits	356,435	324,678
Other non-current assets	236,854	215,251
Prepaid pension cost	532,018	516,360
Investments in associates and jointly-controlled entities	1,233,915	1,199,910
Other investments	19,874	19,635
Goodwill	8,535,973	8,424,341
Other Intangibles	997,882	992,800
Property, plant and equipment, net	16,612,254	16,731,101
	30,636,235	30,418,630

TOTAL ASSETS	45,635,560	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	03/31/2010	12/31/2009
CURRENT LIABILITIES
Trade accounts payable	2,180,287	1,705,058
Short-term debt	1,351,920	1,356,781
Taxes payable	712,407	675,681
Payroll and related liabilities	332,336	354,518
Dividends payable	121,736	365,811
Unrealized losses on derivatives	2,330	2,483
Environmental liabilities	8,236	9,835
Other current liabilities	304,635	348,354
	5,013,887	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	12,653,674	12,563,155
Debentures	624,981	600,979
Deferred income taxes	2,270,434	2,273,759
Unrealized losses on derivatives	107,086	90,377
Provision for tax, civil and labor liabilities	506,045	447,171
Environmental liabilities	68,770	66,642
Employee benefits	946,463	961,300
Put options on minority interest	495,674	518,096
Other non-current liabilities	294,207	238,523
	17,967,334	17,760,002

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(167,482)	(124,685)
Legal reserve	200,205	200,205
Stock options	11,596	9,018
Retained earnings	6,049,772	5,578,045
Other comprehensive income	(1,243,093)	(1,339,915)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	19,035,803	18,507,473

NON-CONTROLLING INTERESTS	3,618,536	3,497,320

EQUITY	22,654,339	22,004,793

TOTAL LIABILITIES AND EQUITY	45,635,560	44,583,316

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended
	03/31/2010	12/31/2009	03/31/2009

NET SALES	7,107,586	6,362,846	6,967,785
Cost of sales	(5,700,279)	(5,028,794)	(6,226,538)
GROSS PROFIT	1,407,307	1,334,052	741,247
Selling expenses	(121,225)	(177,798)	(106,165)
General and administrative expenses	(382,061)	(393,326)	(492,201)
Other operating income	38,608	41,956	82,091
Other operating expenses	(16,451)	7,677	(35,421)
Equity in earnings of unconsolidated companies	15,302	6,441	(64,963)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	941,480	819,002	124,588
Financial revenues	75,802	124,651	99,372
Financial expenses	(253,202)	(250,810)	(393,034)
Exchange variations, net	(70,845)	31,520	148,850
Gain and losses on derivatives, net	1,449	(36,140)	(33,048)
INCOME BEFORE TAXES	694,684	688,223	(53,272)
Income and social contribution taxes
Current	(185,964)	(32,906)	55,694
Deferred	64,024	(11,858)	32,577

NET INCOME	572,744	643,459	34,999
ATTRIBUTED TO:
Parent company's interest	504,265	746,563	88,432
Non-controlling interests	68,479	(103,104)	(53,433)
	572,744	643,459	34,999

Basic earnings per share - preferred and common	0.36	0.53	0.06

Diluted earnings per share - preferred and common	0.35	0.53	0.06

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	for the three months period ended
	03/31/2010	03/31/2009

Cash flows from operating activities
Net income	572,744	34,999
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	459,754	474,386
Equity in earnings of unconsolidated companies	(15,302)	64,963
Exchange variation, net	70,845	(148,850)
Gains and losses on derivatives, net	(1,449)	33,048
Post-employment benefits	(4,506)	26,517
Stock based remuneration	4,901	(2,320)
Income tax	121,940	(88,271)
Gain on disposal of property, plant and equipment and investments	(1,275)	(10,891)
(Reversal) Allowance for doubtful accounts	(2)	13,900
Provision for tax, labor and civil claims	58,443	8,644
Interest income and other financial incomes	(61,360)	(78,822)
Interest expense	218,657	315,604
Reversal of net realisable value adjustment in inventory	(25,717)	(56,175)
	1,397,673	586,732
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable	(702,852)	163,030
(Increase) Decrease in inventories	(396,320)	2,090,762
Increase (Decrease) in trade accounts payable	439,337	(610,340)
(Increase) Decrease in other receivables	(99,315)	31,684
Decrease in other payables	(12,001)	(342,723)
Distributions from joint-controlled entities	28,055	—
Purchases of trading securities	(2,432)	(41,685)
Proceeds from maturities and sales of trading securities	395,831	291,707
Cash provided by operating activities	1,047,976	2,169,167

Interest paid on loans and financing	(145,923)	(306,831)
Income and social contribution taxes paid	(126,793)	(47,604)
Net cash provided by operating activities	775,260	1,814,732

Cash flows from investing activities
Additions to property, plant and equipment	(233,302)	(501,853)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,482	22,595
Additions to other intangibles	(5,250)	(6,023)
Purchases of available for sale securities	(300,027)	(624,382)
Proceeds from sales of available for sale securities	54,717	342,145
Interest received on cash investments	276	2,499
Net cash used in investing activities	(481,104)	(765,019)

Cash flows from financing activities
Purchase of own shares	(44,620)	—
Dividends and interest on capital paid	(282,464)	(106,879)
Payment of loans and financing fees	(2,650)	—
Proceeds from loans and financing	134,331	320,761
Repayment of loans and financing	(375,752)	(1,012,889)
Intercompany loans, net	4,183	17,406
Net cash used in financing activities	(566,972)	(781,601)

Exchange variation on cash and cash equivalents	24,574	(44,204)

(Decrease) Increase in cash and cash equivalents	(248,242)	223,908
Cash and cash equivalents at beginning of period	2,091,944	2,026,609
Cash and cash equivalents at end of period	1,843,702	2,250,517